CUSIP NO.	37245X203

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GENTEK INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37245X203

(CUSIP Number)

December 31, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

_________________________

             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	37245X203

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACP Acquisition, LLC Abrams Capital, LLC Great Hollow Partners, LLC David Abrams
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. ACP Acquisition, LLC-- Delaware Great Hollow Partners, LLC -- Delaware Abrams Capital, LLC -- Delaware David Abrams -- United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power ACP Acquisition, LLC – 0 shares Abrams Capital, LLC – 0 shares Great Hollow Partners, LLC – 0 shares David Abrams – 0 shares
6 Shared Voting Power ACP Acquisition, LLC – 747,308 shares Abrams Capital, LLC – 988,434 shares Great Hollow Partners, LLC – 763,899 shares David Abrams – 1,005,025 shares Refer to Item 4 below.
7 Sole Dispositive Power ACP Acquisition, LLC – 0 shares Abrams Capital, LLC – 0 shares Great Hollow Partners, LLC – 0 shares David Abrams – 0 shares
8 Shared Dispositive Power ACP Acquisition, LLC – 747,308 shares Abrams Capital, LLC – 988,434 shares Great Hollow Partners, LLC – 763,899 shares David Abrams – 1,005,025 shares Refer to Item 4 below.

CUSIP NO.	37245X203

9

Aggregate Amount Beneficially Owned by Each Reporting Person

ACP Acquisition, LLC – 747,308 shares

Abrams Capital, LLC – 988,434 shares

Great Hollow Partners, LLC – 763,899 shares

David Abrams – 1,005,025 shares

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9)* ACP Acquisition, LLC -- 6.9% Abrams Capital, LLC -- 9.1% Great Hollow Partners, LLC -- 7.0% David Abrams -- 9.2%
12

Type of Reporting Person (See Instructions)

ACP Acquisition, LLC – OO (Limited Liability Company)

Abrams Capital, LLC – OO (Limited Liability Company)

Great Hollow Partners, LLC – OO (Limited Liability Company)

David Abrams – IN

* All percentage ownership reported herein is based on 10,138,676 shares of Common Stock issued and outstanding as of October 31, 2005, as reported by the issuer in its Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 9, 2005. In addition, (i) the percentage ownership of ACP Acquisition, LLC reflects shares of Common Stock issuable upon exercise of all Tranche B Warrants and Tranche C Warrants held by ACP Acquisition, LLC, (ii) the percentage ownership of Abrams Capital, LLC reflects shares of Common Stock issuable upon exercise of all Tranche B Warrants and Tranche C Warrants held by ACP Acquisition, LLC, of which Abrams Capital, LLC is one of the managing members, and certain private investment partnerships of which Abrams Capital, LLC is the general partner, (iii) the percentage ownership of Great Hollow Partners, LLC reflects shares of Common Stock issuable upon exercise of all Tranche B Warrants and Tranche C Warrants held by ACP Acquisition, LLC, of which Great Hollow Partners, LLC is one of the managing members, and a private investment partnership of which Great Hollow Partners, LLC is the general partner and (iv) the percentage ownership of David Abrams reflects shares of Common Stock issuable upon exercise of all Tranche B Warrants and Tranche C Warrants held by ACP Acquisition, LLC, of which Abrams Capital, LLC and Great Hollow Partners, LLC are the managing members, and certain private investment partnerships of which either Abrams Capital, LLC or Great Hollow Partners, LLC is the general partner. Mr. Abrams is the managing member of Abrams Capital, LLC and Great Hollow Partners, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 1.

(a)	Name of Issuer
Gentek Inc.
(b)	Address of Issuer’s Principal Executive Offices
90 East Halsey Road, Parsippany, NJ 07054

CUSIP NO.	37245X203

Item 2.

(a)	Name of Person Filing
ACP Acquisition, LLC Abrams Capital, LLC Great Hollow Partners, LLC David Abrams
(b)	Address of Principal Business Office or, if none, Residence

ACP Acquisition, LLC

Great Hollow Partners, LLC

David Abrams

c/o Abrams Capital, LLC

222 Berkeley Street, 22nd Floor

Boston, MA 02116

Abrams Capital, LLC

222 Berkeley Street, 22nd Floor

Boston, MA 02116

(c)	Citizenship
ACP Acquisition, LLC – Delaware limited liability company Abrams Capital, LLC Great Hollow Partners, LLC David Abrams
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
37245X203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP NO.	37245X203

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
ACP Acquisition, LLC – 747,308 shares Abrams Capital, LLC – 988,434 shares Great Hollow Partners, LLC – 763,899 shares David Abrams – 1,005,025 shares
(b)	Percent of Class
ACP Acquisition, LLC -- 6.9% Abrams Capital, LLC -- 9.1% Great Hollow Partners, LLC -- 7.0% David Abrams -- 9.2%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
ACP Acquisition, LLC – 0 shares Abrams Capital, LLC – 0 shares Great Hollow Partners, LLC – 0 shares David Abrams – 0 shares
(ii) shared power to vote or to direct the vote
ACP Acquisition, LLC – 747,308 shares Abrams Capital, LLC – 988,434 shares Great Hollow Partners, LLC – 763,899 shares David Abrams – 1,005,025 shares
(iii) sole power to dispose or to direct the disposition of
ACP Acquisition, LLC – 0 shares Abrams Capital, LLC – 0 shares Great Hollow Partners, LLC – 0 shares David Abrams – 0 shares
(iv) shared power to dispose or to direct the disposition of
ACP Acquisition, LLC – 747,308 shares Abrams Capital, LLC – 988,434 shares Great Hollow Partners, LLC – 763,899 shares David Abrams – 1,005,025 shares

** Shares reported herein for ACP Acquisition, LLC represent shares issuable upon the exercise of 156,265 Tranche B Warrants and 75,279 Tranche C Warrants held by it. Shares reported herein for Abrams Capital,

CUSIP NO.	37245X203

LLC represent (i) shares issuable upon the exercise of 161,765 Tranche B Warrants and 75,279 Tranche C Warrants held by ACP Acquisition, LLC and certain private investment partnerships and (ii) 223,374 shares held by such private investment partnerships. Abrams Capital, LLC is one of the managing members of ACP Acquisition, LLC and is the general partner of such private investment partnerships. Shares reported herein for Great Hollow Partners, LLC represent (i) shares issuable upon the exercise of 156,665 Tranche B Warrants and 75,279 Tranche C Warrants held by ACP Acquisition, LLC and a private investment partnership of which Great Hollow Partners, LLC is the general partner and (ii) 15,300 shares held by such private investment partnership. Great Hollow Partners, LLC is one of the managing members of ACP Acquisition, LLC. Shares reported herein for David Abrams represent (i) shares issuable upon the exercise of 162,165 Tranche B Warrants and 75,279 Tranche C Warrants held by ACP Acquisition, LLC and certain private investment partnerships of which either Abrams Capital, LLC or Great Hollow Partners, LLC is the general partner and (ii) 238,674 shares held by such private investment partnerships. Abrams Capital, LLC and Great Hollow Partners, LLC are the managing members of ACP Acquisition, LLC. Mr. Abrams is the managing member of Abrams Capital, LLC and Great Hollow Partners, LLC. Each of the Tranche B Warrants and Tranche C Warrants is exercisable for a number of shares equal to the product of the face number of such warrant times 3.2275.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	37245X203

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	February 9, 2006

ACP ACQUISITION, LLC

By: Abrams Capital, LLC,

a Managing Member

By: /s/ David Abrams

David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams, Managing Member

GREAT HOLLOW PARTNERS, LLC

By: /s/ David Abrams

David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams

David Abrams, individually